UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number:  1-5325

HUFFY CORPORATION

(Exact name of registrant as specified in its charter)

225 Byers Road, Miamisburg, OH  45342  (937) 865-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ___	Rule 12h-3(b)(1)(i) ___
Rule 12g-4(a)(1)(ii) ___	Rule 12h-3(b)(1)(ii) ___
Rule 12g-4(a)(2)(i) ___	Rule 12h-3(b)(2)(i) ___
Rule 12g-4(a)(2)(ii) ___	Rule 12h-3(b)(2)(ii) ___
Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date:  18

Pursuant to the requirements of the Securities and Exchange Act of 1934 Huffy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 3, 2006

By:  /s/ Nancy A. Michaud

Nancy A. Michaud, Senior Vice President,

General Counsel and Secretary